UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-25601
CUSIP Number: 111621108

(Check One):    ☑ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☐ Form 10-Q    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended	October 30, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ Transition Report on Form N-CSR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Brocade Communications Systems, Inc.

Full name of registrant

Former name if applicable

1745 Technology Drive

Address of principal executive office (Street and number)

San Jose, California 95110

City, state and zip code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate.):    ☑

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

PART I — REGISTRANT INFORMATION
PART II — RULES 12b-25(b) and (c)
PART III — NARRATIVE
PART IV — OTHER INFORMATION

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

     On January 2, 2005, on management’s recommendation, the Board of Directors of Brocade Communication Systems, Inc. (the “Company”), in consultation with KPMG LLP, the Company’s independent auditors, and the Company’s advisors, concluded that the Company’s financial statements for the fiscal years ending 2001, 2002 and 2003, and the interim periods contained therein, should no longer be relied upon because of an error in such financial statements as addressed in Accounting Principles Board Opinion No. 20. The Company currently intends to restate its financial statements for fiscal years 2002 and 2003 as a result of an internal review conducted by the Company’s Audit Committee and to make related adjustments to the Company’s financial statements for fiscal years prior to 2002 as necessary in connection with the filing of its Annual Report on Form 10-K for the fiscal year ended October 30, 2004. The internal review is ongoing, and there can be no assurance that additional adjustments will not be required. Therefore, the Company was unable to prepare the restated financials prior to the prescribed due date of January 13, 2005 for the Form 10-K for the fiscal year ended October 30, 2004. Consequently, the Company is unable to file its Annual Report on Form 10-K for the fiscal year ended October 30, 2004 within the prescribed period without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Antonio Canova (Name)	(408) (Area Code)	333-8000 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company expects to record additional stock based compensation charges which will impacts its earnings. The Company currently anticipates no material adjustments to its historical revenues, non-stock option related operating expenses or cash positions. No reasonable estimate of the impact of the charges can be determined at this time, as the Audit Committee internal review is ongoing and the Company continues work on a determination of the accounting impact of the identified matters.

Brocade Communications Systems, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	January 14, 2005	By:		/s/ Antonio Canova
			Name:	Antonio Canova
			Title:	Vice President, Administration and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).